Megan L. Mehalko 200 Public Square, Suite 2300 Cleveland, Ohio 44114-2378 Direct Dial: (216) 363-4487 Fax: (216) 363-4588 mmehalko@beneschlaw.com

March 22, 2013

By EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alexandra M. Ledbetter, Attorney-Advisor, Office of Mergers and Acquisitions

Re:	Myers Industries, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed March 12, 2013

File No. 1-08524

Dear Ms. Ledbetter:

Myers Industries, Inc. (“the Company”) submits in electronic form for filing the accompanying Amendment No. 1 (“Amendment No. 1”) to Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) of the Company reflecting changes from the Preliminary Proxy Statement (File No. 1-08524) as initially filed with the Securities and Exchange Commission (the “Commission”) on March 12, 2013. Set forth below is the Company’s response to the comment with respect to the Proxy Statement contained in the letter from the Staff (the “Staff”) of the Division of Corporation Finance of the Commission, dated March 21, 2013, (the “Comment Letter”). Amendment No. 1 revises the disclosure in the original filing of the Proxy Statement to respond to the Staff’s comment in such letter.

For your convenience, we have repeated the comment of the Staff in bold face type as set forth in the Comment Letter, and provided below the comment is the Company’s response.

Proposal No. 1 – Election of Directors, page 4

Shareholder Nominations of Director Candidates, page 10

1.

We note the reference on page 11 to “the procedure outlined in Article I, Section 12 of [your] Amended and Restated Code of Regulations, titled ‘Advance Notice of Director Nomination.’” We further note that the exhibit index in your Form 10-K for the fiscal year ended December 31, 2012, incorporates by reference your Amended and Restated Code of Regulations filed as Exhibit (3)(b) to your Form 10-K

Securities and Exchange Commission

March 22, 2013

filed on March 26, 2003. Please direct our attention to such advance-notice provision. Alternatively, please revise to clarify where shareholders can find the referenced procedure. In addition, disclose whether or not the nomination of Mr. Lee was in accordance with the procedure.

Response: In response to the Staff’s comment, the disclosure on pages 11-12 has been revised to clarify where shareholders can find the referenced procedure and to state that Mr. Lee’s nomination was in accordance with the procedure. In addition, the Company will file an Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2012, to update the exhibit index to reflect that the Form 10-K incorporates by reference the Amended and Restated Code of Regulations filed as Exhibit 3.1 to the Company’s Form 10-K filed on March 12, 2010.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (216) 363-4487 or the Company’s Chief Financial Officer, Greggory Branning, at (330) 761-6303.

Sincerely,

/s/ Megan L. Mehalko

Megan L. Mehalko

cc:	Greggory W. Branning, Myers Industries, Inc.